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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021132

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48554

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2001 (MM/DD/YY) AND ENDING MARCH 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 CALIFORNIA STREET, SUITE 200
(No. and Street)

SAN FRANCISCO, CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEE EPSTEIN (415) 658-4600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC.
(Name — if individual, state last, first, middle name)

655 MONTGOMERY STREET, SUITE 1220, SAN FRANCISCO, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SPS
6/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Epstein, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Money Market 1 Institutional Investment Dealer for the year ended March 31, 2002 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 29th DAY OF May 2002

NOTARY PUBLIC

Notary Public

ANDREW F. ALBRIGHT
COMM. #1252845
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2004

MONEY MARKET 1 INSTITUTIONAL
INVESTMENT DEALER

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2002

CONTENTS

Stonefield Josephson, Inc.

Stonefield Josephson, Inc.
Certified Public Accountants / Business & Personal Advisors
Member of DFK and The Leading Edge Alliance

INDEPENDENT AUDITORS' REPORT

Board of Directors
Money Market 1 Institutional Investment Dealer
San Francisco, California

We have audited the accompanying statement of financial condition of Money Market 1 Institutional Investment Dealer as of March 31, 2002, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Market 1 Institutional Investment Dealer as of March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9, 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
May 7, 2002

Santa Monica 1620 26th Street / Suite 400 South / Santa Monica / California 90404-4041 / Tel 310.453.9400 / Fax 310.453.1187
Irvine 18500 Von Karman Avenue / Suite 560 / Irvine / California 92612-0540 / Tel 949.653.9400 / Fax 949.833.3582
San Francisco 655 Montgomery Street / Suite 1220 / San Francisco / California 94111-2630 / Tel 415.981.9400 / Fax 415.391.2310
Walnut Creek 2121 North California Blvd. / Suite 900 / Walnut Creek / California 94596-7306 / Tel 925.938.9400 / Fax 925.930.0107
www.sjaccounting.com

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

ASSETS

Current assets:		
Cash and cash equivalents		$ 108,995
Receivable from brokers, dealers and clearing organizations		167,624
Securities		20,100
Deferred income taxes		12,300
Total current assets		$ 309,019

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities -		
accounts payable and accrued expenses		$ 4,500
Stockholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized; 150,000 shares outstanding	$ 150,000	
Additional paid-in capital	50,000	
Retained earnings	104,519	
Total stockholder's equity		304,519
		$ 309,019

See accompanying independent auditors' report and notes to financial statements.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2002

	Amount	Percent
Revenues:		
Commission	$ 1,385,581	78.5 %
Trading	379,540	21.5
Interest, net of $2,203 expense	636	-
Total revenues	1,765,757	100.0
Operating expenses:		
Management fees	1,675,888	94.9
Other	122,639	7.0
Total operating expenses	1,798,527	101.9
Loss from operations	(32,770)	(1.9)
Income tax benefit	11,500	0.7
Net loss	$ (21,270)	(1.2) %

See accompanying independent auditors' report and notes to financial statements.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2002

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, March 31, 2001	150,000	$ 150,000	$ 50,000	$ 125,789	$ 325,789
Net loss				(21,270)	(21,270)
Balance, March 31, 2002	150,000	$ 150,000	$ 50,000	$ 104,519	$ 304,519

See accompanying independent auditors' report and notes to financial statements.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows provided by (used for) operating activities:		
Net loss		$ (21,270)
Adjustment to reconcile net loss to net cash used for operating activities:		
Provision for deferred income taxes	$ (12,300)	
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivable from brokers, dealers and clearing organizations	(18,801)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,546	
Income taxes payable	(43,376)	
Total adjustments		(72,931)
Net decrease in cash and cash equivalents		(94,201)
Cash and cash equivalents, beginning of year		203,196
Cash and cash equivalents, end of year		$ 108,995
Supplemental cash flow information:		
Interest paid		$ 2,203
State income taxes paid		$ 800
Income taxes paid by Parent Company		$ 43,376

(1) Organization and Significant Accounting Policies:

Organization:

Money Market 1 Institutional Investment Dealer (the "Company") was incorporated in June 1995 in the State of California. The Company's primary business is that of a securities broker-dealer with accounts throughout the United States and is a member of the National Association of Securities Dealers. The Company is a wholly-owned subsidiary of Aldica, Inc. (the "Parent").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash:

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Concentration

The Company maintains its cash in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities:

Securities include warrants to purchase common stock of a company which is not yet publicly traded. Securities are valued at cost, which is the best available estimate of fair value.

Fair Value of Financial Instruments:

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Commission and Trading Revenue:

The Company derives revenue from commissions and concessions related to the sale of money market and short-term instruments. Revenue is recognized on a trade date basis. Approximately 64% of the Company's commission revenue for the year ended December 31, 2001 was from three major investment dealers. Accounts receivable from these dealers as at December 31, 2001 was approximately $59,000.

(1) Organization and Significant Accounting Policies (Continued):

Securities Transactions:

Securities transactions recorded by the Company are executed and carried by an independent broker dealer on a fully disclosed basis. The Company does not receive or hold customers' securities or funds. Transactions are recorded on a trade date basis. The Company has a policy of reviewing, as considered necessary, the credit standing of the broker with which it conducts business. The Company is required to maintain certain deposits with its clearing broker. These deposits are reflected as a receivable from brokers, dealers and clearing organizations.

Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences, if any, are recognized to the extent that realization of such benefits is more likely than not.

(2) Related Party Transactions:

The Company and its Parent share office space and share the services of various salaried employees. Under the terms of an oral operating agreement between the Company and the Parent (the "Operating Agreement"), the Parent pays all costs incurred in connection with the maintenance of the shared office space. The Company pays all accounting, regulatory and clearing fees related to its operations. The Parent pays personnel, promotional, communications and other costs of the Company. The Company pays a management fee in consideration for these facilities and services. During the year ended March 31, 2002, management fees of $1,675,888 were incurred by the Company to the Parent.

In accordance with the Operating Agreement, certain amounts paid by the Parent are not allocated between the Parent and the Company. As a result, the Company's financial position and results of operations may not be indicative of conditions that would have existed or results that would have occurred had the Company operated as an unaffiliated entity.

(3) Regulatory Requirements:

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. The Company computes net capital under the aggregate indebtedness method of the Rule, which, at March 31, 2002, required the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $100,000 and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1.00. At March 31, 2002, the Company had net capital of $227,540, which was $127,540, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.00 at March 31, 2002.

See accompanying independent auditors' report.

(4) *Financial Instruments with* **Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk:**

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to one clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. As the agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of March 31, 2002, customer obligations to the clearing broker were collateralized by securities with a market value in excess of obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(5) Income Taxes:

The income tax benefit comprises the deferred tax benefit of $12,300 less the state minimum tax of $800 payable.

The deferred tax asset consists of the Company's net operating loss carryforward to be applied against future taxable income.

See accompanying independent auditors' report.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

MARCH 31, 2002

COMPUTATION OF NET CAPITAL

Stockholder's equity	$ 304,519
Less nonallowable assets:	
Receivable from brokers, dealers and clearing organization greater than 30 days	44,579
Non marketable securities	20,100
Deferred income taxes	12,300
Net capital before haircuts	227,540
Haircuts on short-term investments	–
Net capital	$ 227,540

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness from statement of financial condition	$ 4,500
Ratio of aggregate indebtedness to net capital	.02 to 1.00

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 300
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above two amounts)	$ 100,000
Excess net capital	$ 127,540

See accompanying independent auditors' report.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

MARCH 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying independent auditors' report.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

MARCH 31, 2002

Per original filing	$ 227,541
Rounding	(1)
Per this filing	$ 227,540

See accompanying independent auditors' report.

Stonefield Josephson, Inc.

Stonefield Josephson, Inc.
Certified Public Accountants / Business & Personal Advisors
Member of DFK and The Leading Edge Alliance

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Money Market 1 Institutional Investment Dealer
San Francisco, California

We have audited the financial statements of Money Market 1 Institutional Investment Dealer for the year ended March 31, 2002 and have issued our report thereon dated May 7, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, we did not make a study of any practices or procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (iii) in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Santa Monica 1620 26th Street / Suite 400 South / Santa Monica / California 90404-4041 / Tel 310.453.9400 / Fax 310.453.1187
Irvine 18500 Von Karman Avenue / Suite 560 / Irvine / California 92612-0540 / Tel 949.653.9400 / Fax 949.833.3582
San Francisco 655 Montgomery Street / Suite 1220 / San Francisco / California 94111-2630 / Tel 415.981.9400 / Fax 415.391.2310
Walnut Creek 2121 North California Blvd. / Suite 900 / Walnut Creek / California 94596-7306 / Tel 925.938.9400 / Fax 925.930.0107

www.sjaccounting.com

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed (i) no facts indicating that the conditions of the exemption from the provisions of Rule 15c3-3 had not been complied with during the period, and (ii) no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
May 7, 2002

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAY 30 2002

DIVISION OF MARKET REGULATION

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

Stonefield Josephson, Inc.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

TABLE OF CONTENTS

This report contains (check all applicable boxes):

1620 26th Street, Suite 400 South
Santa Monica, CA 90404-4041
310-453-9400
FAX 310-453-1187

655 Montgomery Street, Suite 1220
San Francisco, CA 94111-2630
415-981-9400
FAX 415-391-2310

2121 N. California Blvd., Suite 900
Walnut Creek, CA 94596-7306
925-938-9400
FAX 925-930-0107

18500 Von Karman, Suite 560
Irvine, CA 92612-0540
949-653-9400
FAX 949-833-3582